Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 21, 2014 (except for Note 17, as to which the date is August 13, 2014), with respect to the consolidated financial statements and schedule of Cheniere Energy Partners L.P. and our report dated February 21, 2014 with respect to the effectiveness of internal control over financial reporting of Cheniere Energy Partners, L.P. as of December 31, 2013 and our report dated February 21, 2014 (except for Note 10, as to which the date is August 13, 2014), with respect to the financial statements of Cheniere Energy Partners LP Holdings, LLC included in the Registration Statement on Form S-1 and related Prospectus of Cheniere Energy Partners LP Holdings, LLC for the registration of 10,100,000 shares of its common stock.

/s/ Ernst & Young LLP

Houston, Texas

August 13, 2014